COMMERCIAL BANKSHARES, INC.

1550 S.W. 57th Avenue
Miami, Florida 33144

Notice of Annual Meeting of Shareholders
to Be Held on April 20, 2006

Dear Shareholders:

The Annual Meeting of Shareholders of Commercial Bankshares, Inc. (the "Company") will be held in Miami, Florida, at the executive offices of the Company located at 1550 S.W. 57th Avenue, at 10:00 a.m., local time, on Thursday, April 20, 2006, for the following purposes:

1. To elect seven directors to the Company's Board of Directors;

2. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on March 6, 2006 are entitled to notice of and to vote at the Annual Meeting and all adjournments thereof.

All shareholders are cordially invited to attend the meeting in person. Those shareholders who plan to attend are requested to so indicate by marking the appropriate space on the enclosed proxy card. Any shareholder attending the Annual Meeting may vote in person even though he or she has previously returned a proxy.

A form of proxy card and the Proxy Statement of the Company relating to the Annual Meeting of Shareholders are enclosed. Please complete, date, sign and return the enclosed proxy card promptly so that your shares can be voted, regardless of whether you expect to attend the meeting.

A copy of the Company's 2005 Annual Report to shareholders is also enclosed.

By order of the Board of Directors,

JACK J. PARTAGAS
President and Chief Operating Officer
March 15, 2006
Miami, Florida

TABLE OF CONTENTS

COMMERCIAL BANKSHARES, INC.
Annual Meeting of Shareholders
to be held on April 20, 2006

PROXY STATEMENT

General

The Board of Directors of Commercial Bankshares, Inc. (the "Company") is soliciting proxies to be used at the Annual Meeting of Shareholders to be held on Thursday, April 20, 2006, and all adjournments thereof. This Proxy Statement and the accompanying proxy card are first being sent to shareholders on or about March 15, 2006.

The shares represented by all properly executed proxies received by the Company will be voted as specified by the shareholders. If no specifications are given (including broker non-votes), the shares represented by the proxy will be voted for the election of the listed nominees as directors. A shareholder who has given a proxy may revoke it at any time before it is voted at the meeting by filing with the Secretary of the Company a written notice of revocation, by submitting a proxy bearing a later date or by attending the meeting and voting in person.

Record Date and Outstanding Shares

On March 6, 2006, there were 6,041,968 shares of the Company's Common Stock, par value $.08 per share, outstanding. Each share of Common Stock of record on the books of the Company at the close of business on March 6, 2006 entitles its owner to one vote, either in person or by proxy, upon each matter to come before the meeting.

Voting and Solicitation

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum. Votes cast in person or by proxy will be tabulated by the inspectors of election, appointed by the Board of Directors. The current Florida Business Corporation Act (the "Act") provides that directors are elected by a plurality of the votes cast if a quorum is present at the meeting, and all other matters are approved if the votes cast in favor of the action exceed the votes cast against the action (unless the matter is one for which the Act or the Articles of Incorporation require a greater vote).

A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by such proxy are not being voted by such shareholder with respect to a particular matter ("non-voted shares"). This could occur, for example, when a broker is not permitted to vote shares held in "street name" on certain matters in the absence of instructions from the beneficial owner of the shares. Non-voted shares with respect to a particular matter will be counted for purposes of determining the presence of a quorum but will not be counted as shares present and entitled to vote on such matter for purposes of voting, and therefore, will have no effect on matters brought to a vote at the Annual Meeting. Shares voting to abstain as to a particular matter and directions to "withhold authority" to vote for directors, will be counted for purposes of determining the presence of a quorum and will be counted as present and entitled to vote with respect to such matter for purposes of voting, and therefore, will have the effect of votes against the matters brought to a vote at the Annual Meeting.

The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally by mail, but directors, officers and regular employees of the Company or its subsidiaries may solicit proxies personally or by telephone. The Company will reimburse custodians, nominees, or other persons for their out-of-pocket expenses in sending proxy material to beneficial owners.

Regardless of the number of shares you own, it is important that they be represented at the Annual Meeting. You are respectfully requested to sign, date and return the accompanying proxy card at your earliest convenience.

PROPOSAL I -
ELECTION OF DIRECTORS

Unless you specify otherwise on the accompanying proxy, the shares represented by the proxy will be voted for the election of the listed nominees to serve as Directors until the next Annual Meeting of Shareholders or until their successors are elected and qualified. If a quorum is present at the Meeting, the plurality of the votes cast by the shares entitled to vote in the election of Directors at the Meeting is required to elect each nominee.

Nominees

Joseph W. Armaly, age 69, is Chairman of the Board of Directors and Chief Executive Officer of the Company and of Commercial Bank of Florida ("Bank"), the Company's wholly-owned subsidiary. Mr. Armaly served as President of Merchants Bank of Miami ("Merchants") from 1965 through 1988 and also served as Chairman of Merchants' Board of Directors from 1980 through 1988. Mr. Armaly was also President and Chairman of the Board of Florida Commercial Banks, Inc. ("Florida Commercial") from 1980 through 1988. Mr. Armaly has been Chairman of the Board of the Company and the Bank since its formation in 1988.

Jack J. Partagas, age 68, is a Director and the President, Chief Operating Officer and Secretary of the Company and the Bank. Prior to joining the Company and the Bank in 1988, Mr. Partagas was Vice President of Florida Commercial between 1971 and 1988. Mr. Partagas has been a Director of the Company and the Bank since 1988, Executive Vice President of the Company and the Bank from 1988 through 1992 and President of the Company and the Bank since 1992.

Cromwell A. Anderson, age 80, is a Director of the Company and the Bank. Mr. Anderson has been in the private practice of law since 1954. Mr. Anderson retired from the law firm of Fowler, White, Burnett, Hurley, Banick & Strickroot, P.A. in 1999. Mr. Anderson has been a Director of the Company and the Bank since 1988.

Robert Namoff, age 53, is a Director of the Company and the Bank. Mr. Namoff is the Chairman of the Board of Allied Universal Corporation, a chemical manufacturer. Mr. Namoff serves on the Board of Directors of the Chlorine Institute in Washington, D.C. Mr. Namoff has been a Director of the Company and the Bank since 1990.

Sherman Simon, age 87, is a Director of the Company and the Bank. Mr. Simon has been a private real estate investor for over 30 years. Mr. Simon has been a Director of the Company and the Bank since 1988.

Michael W. Sontag, age 60, is a Director of the Company and the Bank. Mr. Sontag is an Architectural Engineer and a licensed general contractor. Mr. Sontag has been a Director of the Company and the Bank since 1997.

Martin Yelen, age 78, is a Director of the Company and the Bank and was formerly a director of Florida Commercial. Mr. Yelen is a retired attorney who engaged in private practice for 45 years with the firm of Yelen & Yelen, P.A. Mr. Yelen has served on the Miami-Dade and Monroe County chapters of the National Safety Council and was a councilman and Mayor of the City of West Miami. Mr. Yelen has been a Director of the Company and the Bank since 1988.

The Board of Directors recommends a vote "FOR" the election of all nominees.

BOARD GOVERNANCE

The Board of Directors and Committees

The Board of Directors of the Company consists of the same persons as the Board of Directors of the Bank. The Company conducts its operations through the Bank, which is its wholly-owned subsidiary. Both the Company and the Bank held twelve meetings of the Board of Directors during 2005. Each director attended at least 75% of the board meetings that were held while he was serving as a director during the year, as well as attending at least 75% of the committee meetings of those committees of which the respective director was a member. During 2005, the Company's Board of Directors had standing Audit and Compensation Committees, and the Bank's Board of Directors had standing Audit, Executive, Loan and Compliance Committees.

(a) *Audit Committee*. The Bank's Audit Committee consists of Messrs. Anderson, Namoff, Simon, Sontag and Yelen. These persons were all independent, non-employee directors of the Bank and the Company. The Board of Directors has determined that each member of the Audit Committee is financially literate and independent in accordance with NASDAQ's listing standards and that Mr. Namoff is an "audit committee financial expert", as defined by the Securities and Exchange Commission ("SEC"). The Audit Committee held four meetings during 2005. The Audit Committee has functional supervision over the internal audit staff, reviews the system of internal controls and the adequacy of the internal audit system and receives reports on activities of the internal auditing department. It recommends the independent registered public accounting firm to the Bank's and the Company's Boards of Directors, approves all services provided by the independent registered public accounting firm and related fees and reviews the scope of the audits and the actual audits performed by both the independent registered public accounting firm and the internal auditors. It is responsible for ensuring that the audit findings are adequately addressed.

(b) *Compensation Committee*. The Company's Compensation Committee consists of Messrs. Anderson, Simon and Yelen. These persons are all independent, non-employee directors of the Company and constitute three of the five non-employee directors of the Board. The Compensation Committee held three meetings during 2005. The Compensation Committee was delegated the duties of establishing and administering an executive compensation program. Its activities include reviewing and approving the design of the program, setting performance goals, assessing executive performance and making grants of salary, bonuses and incentive compensation. The Compensation Committee also administers the 2004 Employee Stock Option Plan.

(c) *Nominating Committee*. The Company has no formal nominating committee but rather the entire Board of Directors acts as the nominating committee. All of the director nominees of the Company set forth in Proposal I entitled "Election of Directors" were approved by a majority of the independent, non-employee directors of the Company. Messrs. Anderson, Namoff, Simon, Sontag and Yelen are all the independent, non-employee directors of the Company. The Board of Directors believes it is appropriate for the Company to nominate its director nominees through a majority of the independent directors of the full board and not a separate nominating committee due to the efficiencies gained by not having a separate committee.

The Board of Directors, several months prior to the annual meeting of the shareholders, conducts a process of identifying and evaluating Board nominees. The Board initially looks to nominating its existing directors for re-election to the Board as appropriate or to other Director nominees proposed, as appropriate, by the Chairman of the Board and in doing so considers each director's independence, if required, skills, performance and attendance to the Board and respective committees. The Board of Directors will also consider candidates recommended by Shareholders (see the caption "Shareholder Proposal" contained herein). In evaluating any candidates for potential director nomination, the Board of Directors, and specifically a majority of the independent, non-employee directors, will consider candidates that are independent, if required, who possess personal and professional integrity, have good business judgment, relevant experience and skills, including financial expertise, if required, and who would be effective as a Director in conjunction with the full board and collectively serving the long-term interests of the Company's shareholders. All candidates will be reviewed in the same manner, regardless of the source of recommendation.

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Annual Meeting of Shareholders, but it encourages its Directors to attend and historically, most have done so. With respect to the 2005 Annual Shareholder Meeting, all of the members of the Board of Directors, which at the time was comprised of seven members, attended such Annual Shareholder Meeting.

Director Compensation

Directors of the Company who are salaried employees of the Bank do not receive any additional compensation for serving as a director or committee member. During the year 2005, non-employee directors of the Bank received a retainer of $5,000 per calendar quarter. The Chairman of the Audit Committee received an additional retainer of $3,000 per calendar year.

In addition, each non-employee director in office in June, 2005 received options to purchase 1,500 shares of Common Stock for serving on the Board.

Report of the Audit Committee

The following report on the Audit Committee is made pursuant to the rules of the SEC. The Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees".

The Audit Committee discussed with the Company's internal audit staff and its independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal audit staff and its independent registered public accounting firm to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee also approves all services provided by the independent registered public accounting firm and related fees.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees", as may be modified or supplemented, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. The members of the Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2005 be included in the Company's Annual Report on Form 10-K for the year 2005, for filing with the SEC.

AUDIT COMMITTEE
Martin Yelen, Chairman   Sherman Simon
Cromwell Anderson   Michael Sontag
Robert Namoff

EXECUTIVE COMPENSATION

Executive Officers of the Company

The executive officers of the Company are elected to their offices for one-year terms at the meeting of the Board of Directors in April of each year. The terms of any executive officers elected after such date expire at the same time as the terms of the executive officers elected at such date.

Joseph W. Armaly, age 69, is Chairman of the Board of Directors and Chief Executive Officer of the Company and the Bank. Mr. Armaly served as President of Merchants from 1965 through 1988 and also served as Chairman of Merchants' Board of Directors from 1980 through 1988. Mr. Armaly was also President and Chairman of the Board of Florida Commercial from 1980 through 1988. Mr. Armaly has been Chairman of the Board of the Company and the Bank since its formation in 1988.

Jack J. Partagas, age 68, is a Director and the President, Chief Operating Officer and Secretary of the Company and the Bank. Prior to joining the Company and the Bank in 1988, Mr. Partagas was Vice President of Florida Commercial between 1971 and 1988. Mr. Partagas has been a Director of the Company and the Bank since 1988, Executive Vice President of the Company and the Bank from 1988 through 1992 and President of the Company and the Bank since 1992.

Bruce P. Steinberger, age 52, was elected Executive Vice President of the Bank in January of 1996. Mr. Steinberger was previously Executive Vice President of Intercontinental Bank from 1987-1995.

Barbara E. Reed, age 42, was elected Senior Vice President and Chief Financial Officer of the Company and the Bank in June of 1995. Ms. Reed previously served the Bank as Vice President and Controller and as Auditor. Ms. Reed is a Certified Public Accountant and prior to 1991, was employed by Coopers & Lybrand LLP.

Summary Compensation Table

The following table sets forth as of December 31, 2005, all compensation paid during the Company's latest fiscal year to the Company's Chief Executive Officer and to those executive officers of the Company whose total annual compensation exceeded $100,000 in any of the last three completed fiscal years.

| Name and Principal Position (1) | Year | Annual Compensation | | Long-Term Compensation Number of Securities Underlying Options Granted (2) | All Other Compensation (3) |
		Salary	Bonus		
Joseph W. Armaly	2005	$ 390,000	$ 200,000	2,500	$ 7,873
Chairman and Chief	2004	$ 360,000	$ 180,000	3,500	$ 7,556
Executive Officer of the	2003	$ 340,000	$ 180,000	6,250	$ 6,621
Company and the Bank					
Jack J. Partagas	2005	$ 295,000	$ 136,000	2,500	$ 6,444
President and Chief	2004	$ 275,000	$ 120,000	3,500	$ 5,962
Operating Officer of the	2003	$ 255,000	$ 120,000	6,250	$ 5,029
Company and the Bank					
Bruce P. Steinberger	2005	$ 240,000	$ 88,000	2,000	$ 13,800
Executive Vice President	2004	$ 220,000	$ 75,000	2,500	$ 12,800
of the Bank	2003	$ 200,000	$ 75,000	3,125	$ 11,217
Barbara E. Reed	2005	$ 170,000	$ 50,000	2,000	$ 7,144
Senior Vice President	2004	$ 150,000	$ 40,000	2,500	$ 6,616
and Chief Financial Officer	2003	$ 130,000	$ 40,000	3,125	$ 6,096
of the Company and the Bank					

_____

(1) All compensation or remuneration paid to employees is paid by the Bank. At the present time, there are no separate employees of the Company and there is no compensation paid by the Company.

(2) Gives effect to the dilutive adjustments which were made with respect to such options as a result of a five-for-four stock split declared by the Company in December, 2003.

(3) The Bank has adopted a plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code in which after one year of employment, all employees of the Bank are eligible to participate. The Bank, in its discretion, may match any amounts deferred by employees. The amount of contribution made by the Bank with respect to all employees was approximately $225,000 in 2005, $220,000 in 2004 and $188,000 in 2003.

Table of Option Grants in the Last Fiscal Year

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date (2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
Joseph W. Armaly	2,500	10.0%	$38.85	June 1, 2015	$61,081	$154,792
Jack J. Partagas	2,500	10.0%	$38.85	June 1, 2015	$61,081	$154,792
Bruce P. Steinberger	2,000	8.0%	$38.85	June 1, 2015	$48,865	$123,834
Barbara E. Reed	2,000	8.0%	$38.85	June 1, 2015	$48,865	$123,834

_____

(1) The Company's form of option agreement provides for early termination in the event the option holder's employment is terminated, the option holder dies or the option holder becomes permanently or totally disabled. The options may not be exercised until at least one year from the date of grant, which was June 1, 2005.

Fiscal Year-end Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Year End Exercisable/ Unexercisable (1)	Value of Unexercised In-the-Money Options at Year End ($) Exercisable and Unexercisable
Joseph W. Armaly	12,070	$ 376,707	58,614/2,500	$ 1,185,377
Jack J. Partagas	11,395	$ 357,000	72,384/2,500	$ 1,572,727
Bruce P. Steinberger	-	$ -	30,993/2,000	$ 583,735
Barbara E. Reed	2,000	$ 56,059	32,622/2,000	$ 682,131

_____

(1) The number of shares underlying the stock options described in this table gives effect to the dilutive adjustments which were made as a result of stock dividends and stock splits.

Equity Compensation Plan Information

The following table sets forth information regarding our compensation plans (including individual compensation arrangements) under which shares of our Common Stock are authorized for issuance as of December 31, 2005:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column (a)]
Equity compensation plans approved by security holders:			
1994 Performance Plan and 1994 Outside Director Plan	541,468 (1)	$ 14.87	-
2004 Employee Plan and 2004 Outside Director Plan	74,000 (2)	30.81	224,000
Equity compensation plans not approved by security holders	-	-	-
	615,468	$16.79	224,000

_____

(1) Represents options to purchase 281,116 shares of Common Stock which have previously been granted and which remain outstanding under our 1994 Performance Stock Option Plan and options to purchase 260,352 shares of Common Stock which have previously been granted and which remain outstanding under our 1994 Outside Director Stock Option Plan. The 1994 Performance Stock Option Plan and the 1994 Outside Director Stock Option Plan expired in the first quarter of 2004. Therefore, there are no securities reserved for future issuance under these plans.

(2) Represents options to purchase 54,000 shares of Common Stock which have previously been granted and which remain outstanding under our 2004 Employee Stock Option Plan and options to purchase 20,000 shares of Common Stock which have previously been granted and which remain outstanding under our 2004 Outside Director Stock Option Plan. The 2004 Employee Stock Option Plan initially had 250,000 and 50,000, respectively, shares of Common Stock reserved for issuance.

Employment Agreements

The Company and the Bank have entered into employment agreements with Messrs. Armaly and Partagas. The Bank has entered into employment agreements with Mr. Steinberger and Ms. Reed. These agreements, which are summarized below, are intended to assure the Company and the Bank of the continued services of its key officers.

With respect to Messrs. Armaly and Partagas, the agreements entered into as of March 18, 1994 provide that each officer shall be employed by the Company and the Bank in his current position for a period of three (3) years. On March 31, 1995 the term was extended automatically for one additional year and on each subsequent March 31 the term is automatically extended for one additional year such that after each March 31 extension the term of the agreement is a full three years. Compensation and benefits are to be determined by the Board of Directors of the Company, provided that the officer's participation in employee benefit plans and arrangements shall provide benefits at least equal to those provided to all other employees of the Company. In the event that the officer's employment is terminated (except for death, disability, or cause) or if the officer terminates his employment because of a reduction in position, responsibility, salary, or for any other good reason, as defined in the agreement, and including a change in control of the Company, the officer is entitled to severance benefits equal to three year's salary and cash incentive compensation plus the option to continue to receive fringe benefits for an additional three years or an additional sixty (60%) percent of annual salary and cash incentive compensation in lieu of fringe benefits. In the event the officer terminates his employment other than for good reason, as defined in the agreement, the officer is entitled to severance benefits equal to one year's salary and cash incentive compensation, plus an additional twenty (20%) percent in lieu of fringe benefits. Such severance benefits will be based upon the executive's then current salary and the aggregate cash incentive compensation last paid to or earned by the officer in the immediately preceding twelve months prior to termination. In the event that any of such payments constitute "parachute payments" under Section 280G of the Internal Revenue Code and therefore are subject to the excise tax on "excess parachute payments" under Section 4999 of the Internal Revenue Code, the agreements provide that the Company will pay an additional cash amount, as determined by a formula set forth in the agreements, sufficient to pay both the excise tax and any additional amounts which become due as the result of the payment of the excise tax, to put the officer in the same position as though no excise tax had been imposed.

With respect to Mr. Steinberger, the agreement entered into as of December 18, 1998 provides that he shall be employed by the Bank in his current position for a period of one year. On December 18, 1999 the term was extended automatically for one additional year and on each subsequent December 18 the term is automatically extended for one additional year. Compensation and benefits are to be determined by the Board of Directors of the Bank, provided that the officer's participation in employee benefit plans and arrangements shall provide benefits at least equal to those provided to all other employees of the Bank. In the event that the officer's employment is terminated (except for death, disability, or cause) or if the officer terminates his employment because of a reduction in position, responsibility, salary, or for any other good reason, as defined in the agreement, Mr. Steinberger is entitled to severance benefits equal to his base salary and cash incentive compensation through and including the scheduled termination date of this agreement, as extended. If the agreement is terminated by Mr. Steinberger pursuant to a change in control of the Company, Mr. Steinberger is entitled to severance benefits equal to two year's salary and cash incentive compensation plus the option to continue to receive fringe benefits for an additional two years or an additional forty (40%) percent of annual salary and cash incentive compensation in lieu of fringe benefits. In the event that Mr. Steinberger terminates his employment other than for good reason, as defined in the agreement, the officer is entitled to severance benefits equal to his base salary and cash incentive compensation through and including the date of termination. Such severance benefits will be based upon Mr. Steinberger's then current salary and the aggregate cash incentive compensation last paid to or earned by the officer in the immediately preceding twelve months prior to termination. In the event that any of such payments constitute "parachute payments" under Section 280G of the Internal Revenue Code and therefore are subject to the excise tax on "excess parachute payments" under Section 4999 of the Internal Revenue Code, the agreements provide that the Bank will pay an additional cash amount, as determined by a formula set forth in the agreements, sufficient to pay both the excise tax and any additional amounts which become due as the result of the payment of the excise tax, to put the officer in the same position as though no excise tax had been imposed.

With respect to Ms. Reed, the agreement entered into as of February 5, 1997 provides that she shall be employed by the Bank in her current position for a period of one year. On December 14, 1997 the term was extended automatically for one additional year and on each subsequent December 14 the term is automatically extended for one additional year. Compensation and benefits are to be determined by the Board of Directors of the Bank, provided that the officer's participation in employee benefit plans and arrangements shall provide benefits at least equal to those provided to all other employees of the Bank. In the event that the officer's employment is terminated (except for death, disability, or cause) or if the officer terminates her employment because of a reduction in position, responsibility, salary, or for any other good reason, as defined in the agreement, Ms. Reed is entitled to severance benefits equal to her base salary and cash incentive compensation through and including the scheduled termination date of this agreement, as extended. If the agreement is terminated by Ms. Reed pursuant to a change in control of the Company, Ms. Reed is entitled to severance benefits equal to twelve times her then current monthly salary. In the event that Ms. Reed terminates her employment other than for good reason, as defined in the agreement, the officer is entitled to severance benefits equal to her base salary and cash incentive compensation through and including the date of termination. Such severance benefits will be based upon Ms. Reed's then current salary and the aggregate cash incentive compensation last paid to or earned by the officer in the immediately preceding twelve months prior to termination.

Board Compensation Committee Report on Executive Compensation

1. *Performance and Policies*.

The Compensation Committee of the Board of Directors of the Company oversees and administers the Company's executive compensation programs. All members of the Compensation Committee are outside directors who are not eligible to participate in any of the compensation programs that the Committee oversees. The Compensation Committee recommends and the Board of Directors determines, based on such recommendations, compensation for the Chairman. Compensation levels for the other executive officers of the Company are determined by the Compensation Committee, based on the recommendations of the Chairman.

The Company's executive compensation program is designed to attract, retain, motivate and appropriately reward individuals who are responsible for the Company's short- and long-term profitability, growth and return to shareholders. It is also designed to align the interests of high level employees with those of the shareholders. Compensation for Company executive officers consists of base compensation, annual cash incentive awards and long-term incentive awards in the form of stock options. Executive officers also participate in a savings incentive plan and a medical plan available to employees generally.

The determination of base compensation increases, annual cash incentive awards and long-term incentive awards is based upon the performance of the Company, the contribution of each individual to that performance and consideration for economic conditions and events which may impact the future performance of the Company. Individual contribution is assessed based upon factors such as level of responsibility, job complexity and the importance of the position in the structure of the Company and the Bank. Individual contribution is also judged more subjectively based upon the Compensation Committee's overall evaluation of the officer's professionalism and professional growth, judgment, business acumen and ability and effort. The Compensation Committee also compares, on a random and subjective basis, the salaries of the executive officers with the salaries of executive officers of other bank holding companies of comparable size. Finally the Compensation Committee considers whether compensation increases are fair and equitable based upon individual performance and a comparison with peers. Although the components of compensation (base compensation, annual cash incentive awards, and long-term incentive awards) are reviewed separately, compensation decisions are made based on a review of total compensation.

(a) *Base Compensation*. Pay levels for each executive are set annually at the beginning of the fiscal year and are based primarily on the performance of the Company during the prior fiscal year. The Compensation Committee considers factors such as earnings per share, pre-tax earnings, net profits and return on equity. Secondarily, the Compensation Committee considers individual performance in light of each executive's job responsibilities. In determining the base salaries for 2005, the Compensation Committee took into account the Company's performance during 2004. Specifically, net income increased 10% during 2004, return on average assets and equity were 1.35% and 16.12%, respectively, credit performance remained strong; diluted earnings per common share increased from $1.69 in 2003 to $1.82 in 2004; average loans increased by 15% from 2003 to 2004; and average total deposits increased by 12% from 2003 to 2004.

(b) *Annual Cash Incentive Awards*. Annual cash incentive awards to the Company's executive officers are granted at the discretion of the Compensation Committee and are determined at the end of the fiscal year. The determination of the amount of such awards is made by the Compensation Committee based upon the performance of the Company and on a subjective basis as indicated above. For purposes of determining the level of the annual cash incentive awards to be paid to senior executives for 2005, it was the Compensation Committee's view that the Company's 2005 results represented a strong performance. The Compensation Committee noted the following factors in support of its findings: net income increased 7% during 2005; return on average assets and equity were 1.27% and 15.53%; credit performance remained excellent; diluted earnings per common share increased from $1.82 in 2004 to $1.93 in 2005; the senior executive officers were successful in implementing the growth strategy of the Bank, as average loans increased by 10% from 2004 to 2005; and average total deposits increased 14% from 2004 to 2005.

(c) *Stock Option Awards*. The Compensation Committee also uses stock options to reward management and to link them to the long-term results and stockholder interests of the Company. Option grants are usually determined in the spring of each fiscal year. The levels of option grants are determined at the discretion of the Compensation Committee on a subjective basis. Previous grants of stock options are reviewed but are not considered the most important factor in determining the size of any executive's stock option award in a particular year. In determining the levels of option grants for 2005, the Compensation Committee considered the performance of the Company for fiscal year 2004, the performance of the Company for the beginning of 2005, and efforts and initiatives by the executive officers to implement and support the strategic objectives of the Bank.

2. *CEO Compensation*.

Joseph Armaly is eligible to participate in the same executive compensation program available to the other executive officers within the Company. His 2005 base salary was set at $390,000, as compared to $360,000 in 2004. Mr. Armaly's base salary was based primarily on the Company's performance during 2004; specifically, net income increased 10% during 2004; return on average assets and equity were 1.35% and 16.12% respectively; credit performance remained strong; diluted earnings per common share increased from $1.69 in 2003 to $1.82 in 2004; average loans increased by 15% from 2003 to 2004; and average total deposits increased by 12% from 2003 to 2004.

The stock option grants made to Mr. Armaly in 2005 were based on the analysis discussed above for fiscal year 2004, together with performance of the Company for the first half of 2005. In June 2005, Mr. Armaly was awarded ten-year options covering 2,500 shares. The terms and conditions of this grant were consistent with the grants to all other executive officers.

In December, 2005, Mr. Armaly received an annual cash incentive award of $200,000. This annual cash incentive award was based upon the Company's performance during the 2005 fiscal year and the individual performance of the executive. In determining this award, the Compensation Committee considered the increase in the Company's earnings during 2005. Specifically, the Compensation Committee considered the following factors: net income increased 7% during 2005; return on average assets and equity were 1.27% and 15.53%; diluted earnings per common share increased from $1.82 in 2004 to $1.93 in 2005; the Bank was successful in implementing its growth strategy, as average loans increased by 10% from 2004 to 2005; and average total deposits increased 14% from 2004 to 2005.

COMPENSATION COMMITTEE
Cromwell A. Anderson, Chairman
Sherman Simon
Martin Yelen

Stock Performance Graph

The following graph compares cumulative five-year shareholder returns (including reinvestment of dividends) on an indexed basis with the Center for Research in Security Prices ("CRSP") Index for the NASDAQ Stock Market (U.S. Companies) and the CRSP Index for NASDAQ Bank Stocks (SIC codes 602 and 671). These indices are included for comparative purposes only, and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved and are not intended to forecast or be indicative of possible future performance of the Common Stock. The graph assumes that the value of an investment in the Common Stock and in each index was $100 on December 31, 2000, and that all dividends were reinvested.

Comparison of Five-Year Cumulative Return
Commercial Bankshares, Inc., Common Stock



Table of Contents

Stock Option Plan Benefits

The table below indicates options granted and outstanding under the 1994 and 2004 Outside Director Stock Option Plans, the 1994 Performance Stock Option Plan and the 2004 Employee Stock Option Plan as of December 31, 2005:

Name and Position	Number of Options Granted and Outstanding
Executive officer group	203,613
Non-executive director group	280,352
Non-executive officer employee group	131,503
Total options granted	615,468
Executive Officers	
Joseph W. Armaly	61,114
Chairman and CEO	
Jack J. Partagas	74,884
President and COO	
Bruce P. Steinberger	32,993
Executive Vice President	
Barbara E. Reed	34,622
Senior Vice President and CFO	
Nominees for Director	
Joseph W. Armaly	61,114
Jack J. Partagas	74,884
Cromwell A. Anderson	63,619
Robert Namoff	63,619
Sherman Simon	63,619
Michael W. Sontag	25,876
Martin Yelen	63,619

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or employee of the Company or of any of its subsidiaries during the prior year or was formerly an officer of the Company or any of its subsidiaries. During the last fiscal year, none of the executive officers of the Company have served on the Board of Directors or Compensation Committee of any other entity, any of whose officers served either on the Board of the Company or on the Compensation Committee of the Company.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of March 1, 2006, by (i) one person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and executive officer of the Company and (iii) the directors and the executive officers of the Company as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them.

Name and Address of Beneficial Owner	Current Beneficial Ownership as of March 1, 2006	
	Number of Shares (1) (9)	Percent of Class*
(a) Certain beneficial owners:		
John Hancock Advisors, LLC (2)	383,710	5.92%
101 Huntington Avenue		
Boston, MA 02199		
(b) Directors:		
Cromwell A. Anderson	226,132 (3)	3.49%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Joseph W. Armaly	306,268 (4)	4.72%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Robert Namoff	191,399 (3)	2.95%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Jack J. Partagas	100,999 (5)	1.56%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Sherman Simon	247,988 (3)	3.83%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Michael W. Sontag	70,597 (6)	1.09%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Martin Yelen	109,188 (3)	1.68%
1550 S.W. 57th Avenue		
Miami, Florida 33144		
(c) Executive officers listed in Summary		
Compensation table who are not Directors:		
Barbara E. Reed	45,463(7)	**
1550 S.W. 57th Avenue		
Miami, Florida 33144		
Bruce P. Steinberger	55,824(8)	**
1550 S.W. 57th Avenue		
Miami, Florida 33144		
All directors and the executive officers as a group (9 persons)	1,353,858	20.89%

* Percentages of shares beneficially owned are based upon 6,034,369 shares of Common Stock outstanding as of March 1, 2006 plus, for each person named above, any shares of Common Stock that may be acquired by such person within 60 days of such date upon exercise of outstanding options or other rights. Options granted under the Outside Director Plan vest immediately.
** Less than 1%.

(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.

(2) Through their parent-subsidiary relationship to John Hancock Advisors, LLC., John Hancock Life Insurance Company, John Hancock Subsidiaries, LLC., John Hancock Financial Services, Inc. and The Berkeley Financial Group, LLC have indirect Beneficial ownership of these same shares.

(3) Includes options granted to purchase 63,619 shares of Common Stock.

(4) Includes options granted to purchase 58,614 shares of Common Stock. Does not include 45,196 shares held of record by Mr. Armaly's wife. Mr. Armaly disclaims beneficial ownership of all such shares. Inclusion of such shares would result in Mr. Armaly owning 351,464 shares or 5.42% and all directors and executive officers owning as a group 1,399,054 shares or 21.58% of the total issued and outstanding shares of Common Stock.

(5) Includes options granted to purchase 72,384 shares of Common Stock.

(6) Includes options granted to purchase 23,376 shares of Common Stock.

(7) Includes options granted to purchase 29,374 shares of Common Stock.

(8) Includes options granted to purchase 30,993 shares of Common Stock.

(9) The number of shares underlying the stock options described in this table and the foregoing footnotes, and the exercise prices for such shares, give effect to the dilutive adjustments, which were made with respect to such options as a result of the 5% stock dividends which were declared by the Company in each of December, 1996, December, 1997, December, 1998 and December, 1999 and five-for-four stock splits declared in December, 2002 and December, 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers (as defined in Rule 16a-1(f)), directors, and persons owning more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes of ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely upon a review of the copies of forms furnished to the Company, the Company believes that during the 2005 fiscal year, all filing requirements applicable to its officers and directors and 10% shareholders were met.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Crowe Chizek and Company LLC, Independent Registered Public Accounting Firm, to audit the financial statements of the Company and the Bank for the fiscal year ending December 31, 2006, and to perform such other services as may be required of them. Representatives of Crowe Chizek and Company LLC will be present at the 2006 Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions raised at the meeting. If the shareholders do not ratify such appointment, it will be reconsidered by the Board of Directors.

Principal Accounting Firm Fees

The following table presents the aggregate fees billed to the Company by Crowe Chizek and Company LLC, for the audit of the Company's annual financial statements for the fiscal year ended 12/31/2005 and by PricewaterhouseCoopers, LLP, for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2004 and other services provided during those periods:

	December	
	2005	2004
Audit Fees(1)	$ 183,500	$ 337,000
Audit-Related Fees (2)	11,500	15,000
Tax Fees (3)	28,875	17,650
All Other Fees	-	-
Total Fees	$ 223,875	$ 369,650

_____

(1) Audit Fees consist of fees billed for services rendered for the annual audit of the Company's consolidated financial statements, the audit of management's assessment of internal control over financial reporting, the review of condensed consolidated financial statements included in the Company's quarterly reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements that are not reported under the caption "Audit Fees". The category includes fees related to audit of the Company's retirement plan and consultation related to acquisitions or other business transactions.

(3) Tax Fees consist of fees billed for services rendered for tax compliance, tax advice and tax planning. The 2005 figure includes billings by PricewaterhouseCoopers in 2005 for the 2004 tax return and billings by Crowe Chizek in 2005 for the 2005 tax return.

Pre-approval of Services Provided by the Independent Auditor

The Audit Committee has adopted a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. The Audit Committee will consider annually and, if appropriate, approve the scope of the audit services to be performed during the fiscal year as outlined in an engagement letter proposed by the independent auditor. For permissible non-audit services, the Company will submit to the Audit Committee, at least annually, a list of services and a corresponding budget estimate that it recommends the Audit Committee engage the independent auditor to provide. To facilitate the prompt handling of certain unexpected matters, the Audit Committee delegates to its Chairman the authority to approve in advance all audit and non-audit services below $2,000 to be provided by the independent auditor if presented to the full Audit Committee at the next regularly scheduled meeting. The Company will routinely inform the Audit Committee as to the extent of services provided by the independent auditor in accordance with this pre-approval policy and the fees incurred for the services performed to date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank has had and expects to have in the future various loan and other banking transactions in the ordinary course of business with directors, executive officers, and principal shareholders of the Bank and the Company (or associates of such persons). In the opinion of management, all such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those generally prevailing at the time for comparable transactions with unrelated persons; and (iii) do not involve more than the normal risk of collectibility or present other unfavorable features. The total amount of extensions of credit to directors, executive officers, those stockholders named in the table in "Security Ownership of Certain Beneficial Owners and Management", and any of their associates was $3.7 million as of February 28, 2006, which represented approximately 4.6% of total shareholders equity.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Any shareholder of the Company who wishes to communicate with the Board of Directors, a committee of the Board, the non-management Directors as a group or any member of the Board, may send correspondence to the Chief Financial Officer at Commercial Bankshares, Inc., 1550 S.W. 57th Avenue, Miami, Florida 33144. The Chief Financial Officer will forward such communication to the Board of Directors or as appropriate to the particular committee Chairman, unless the communication is a personal or similar grievance, a shareholder proposal or related communication, an abusive or inappropriate communication or a communication not related to the duties or responsibilities of the Board of Directors, in which case the Chief Financial Officer has the authority to disregard the communication. All such communications will be kept confidential to the extent possible. The Chief Financial Officer will maintain a log of, and copies of, all communications for inspection and review by any Board member, and will regularly review all such communications with the Board Chairman.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors does not know of any other business to be presented at the meeting and does not intend to bring before the meeting any matter other than the proposals described herein. However, if any other business should come before the meeting or any adjournments thereof, the persons named in the accompanying proxy will have discretionary authority to vote all proxies.

SHAREHOLDER PROPOSALS

Proposals on matters appropriate for shareholder consideration consistent with the regulations of the SEC submitted by shareholders for inclusion in the proxy statement and form of proxy for the 2007 Annual Meeting of Shareholders must be received at the Company's principal executive offices on or before November 20, 2006. Such shareholder proposals may be mailed to Barbara E. Reed, Senior Vice President and Chief Financial Officer, Commercial Bankshares, Inc., 1550 S.W. 57th Avenue, Miami, Florida 33144.

A copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005 is being provided to each shareholder simultaneously with delivery of this proxy statement. Additional copies of the Annual Report to Shareholders or copies of the Company's Annual Report on Form 10-K, filed with the SEC, may be obtained by writing Barbara E. Reed, Commercial Bankshares, Inc., 1550 S.W. 57th Avenue, Miami, Florida 33144. Copies of such reports are also available electronically at the SEC's internet website www.sec.gov, or via the Company's website at www.commercialbankfl.com.

APPENDIX I

COMMERCIAL BANK OF FLORIDA
AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the regulatory agencies. The members of the Audit Committee shall be appointed by the Board of Directors.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2. The Audit Committee shall be directly responsible for the appointment, compensation and oversight of the independent auditor. The independent auditor shall report directly to the Audit Committee.

3. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices, as well as, the adequacy of internal controls.

4. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

5. Prior to release of the quarterly earnings, review any significant financial statement adjustments with management and the independent auditor.

6. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

7. Approve the fees to be paid to the independent auditor. The Audit Committee will also approve all other non-audit services, in advance, performed by the independent auditor.

8. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor and, if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

9. Evaluate, together with the Board, the performance of the independent auditor and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

10. Review the appointment and replacement of the senior internal audit executive.

11. Review the significant reports to management prepared by the internal auditing department and management's responses.

12. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.

13. Discuss with the independent auditor the matters required to be discussed by Statement of Auditing Standards No. 61 relating to the conduct of the audit.

14. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter comments provided by the auditor and the Company's response to that letter. Such review should include:

    a. Any difficulties encountered in the course of the audit work, including restrictions on the scope of activities or access to required information.

    b. Any changes required in the planned scope of the internal audit.

    c. The internal audit department responsibilities, budget and staffing.

15. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

16. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Ethics.

17. Review with the Company's general counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports on inquires received from regulators or governmental agencies.

18. The Audit Committee shall review any employee complaints or concerns regarding questionable accounting, internal control or auditing matters. Such complaints shall be treated confidentially and shall be independently investigated.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor.

PROXY

COMMERCIAL BANKSHARES, INC.

1550 S.W. 57th Avenue, Miami, Florida 33144

This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints JOSEPH W. ARMALY and JACK J. PARTAGAS, or any of them, with power of substitution, as proxies of the undersigned (the "Proxy"), with power to appoint his substitute, and hereby authorizes him to represent and to vote, as specified below, all of the shares of common stock of the undersigned held of record by the undersigned on March 6, 2006, at the Annual Meeting of Shareholders of Commercial Bankshares, Inc. (the "Company") on April 20, 2006, and at all adjournments thereof (the "Annual Meeting"), on the matters set forth below **AND TO VOTE IN HIS DISCRETION FOR THE TRANSACTION OF SUCH OTHER BUSINESS AS MAY COME BEFORE THE ANNUAL MEETING.**

WHEN PROPERLY EXECUTED AND RETURNED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET FORTH ON THIS PROXY CARD. A VOTE TO ABSTAIN WILL NOT BE COUNTED TOWARDS THE REQUISITE AFFIRMATIVE VOTE TO APPROVE SUCH PROPOSALS.

PLEASE COMPLETE, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE, AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

Address Change/Comments (Mark the corresponding box on the reverse side)

☐
Please Mark
Here for
Address Change
or Comments
SEE REVERSE SIDE

1. <u>Election of Directors</u>:

I PLAN TO ATTEND THE

ANNUAL MEETING ☐

NOMINEES:

01	Joseph W. Armaly	02	Jack J. Partagas	
03	Cromwell A. Anderson	04	Robert Namoff	
05	Sherman Simon	06	Michael W. Sontag	
07	Martin Yelen			

FORALL
Nominees listed
(except as indicated
to the contrary)

☐

**WITHHELD
AUTHORITY**
to vote for all
nominees listed

☐

The undersigned acknowledges
receipt of the accompanying
Notice of Annual Meeting of
Shareholders to be held on
April 20, 2006.

Instructions: (To withhold authority to vote for any nominee,
write the name of the nominee below.)

Dated: _____, 2006

_____

2. <u>Other Business</u>: In his discretion, the Proxy is authorized to vote

on such other business as may properly come before the Annual

Meeting or any adjournment or postponement thereof.

FOR   **AGAINST**   **ABSTAIN**

☐   ☐   ☐

Signature

_____

Signature

_____

Name (please print)

_____

Company/Title

Your signature should appear exactly as your name appears in the space above. For joint accounts, both should sign. When signing in a fiduciary or representative capacity, please give your full title as such. If a corporation or partnership, sign in full corporate or partnership name by authorized officer or partner.